

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2012

Via E-Mail
Donald A. Miller
Chief Executive Officer
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re: Piedmont Office Realty Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 001-34626**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   Please refer to your Form 8-K filed February 10, 2012 that includes your press release dated February 9, 2012. We note your disclosure of Core net operating income ("Core NOI") and Same store net operating income ("Same Store NOI"). We also note your disclosure that you believe Same Store NOI is an important measure of comparison of your stabilized properties' operating performance, and you use Core NOI to assess your operating results and believe it is important in assessing operating performance. Please include such performance measures in

future Form 10-K filings with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.

Note 13.   Commitments and Contingencies

Assertion of Legal Action, page F-24

2.   We note your disclosure of the range of gross <u>potential</u> loss. Since ASC 450 does not use the term potential loss, please revise your disclosure in future filings to clarify that, as we assume, what you mean is <u>reasonably possible</u> loss. Refer to ASC 450-20-50-4 and ASC 450-20-25-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief